                      INTEGRATED SYSTEMS CONSULTING GROUP, INC.

                           INCENTIVE STOCK OPTION AGREEMENT


Employee:                                  Grant Date:

Purchase Price Per Share:

Number of shares to which this
Incentive Stock Option Agreement Relates:

          The Board of Directors of Integrated Systems Consulting Group, Inc. (the "Company") advises you that under the Integrated Systems Consulting Group, Inc. Amended and Restated Stock Option Plan (the "Plan") you have been granted an option, subject to the terms and conditions of the Plan (which is incorporated herein by reference) (the "Option"), to purchase the number of shares of the Company's Common Stock, $.005 par value ("Stock"), set forth above. Such number of shares (as such may be adjusted as described in Section 7 below) are referred to herein as the "Option Shares." The following is a summary of the Plan terms and conditions. This summary is for informational purposes only and, if there is any conflict between the following description and the Plan itself, the terms and conditions of the Plan shall control.

          1. GRANT OF OPTION. The Option was granted to you on the grant date above. Your right to purchase Option Shares will terminate on the TENTH ANNIVERSARY of this date, or on an earlier date as provided in Section 5 below.

          2. EXERCISE OF OPTION. You may purchase all or, from time to time, part of the Option Shares which you are entitled to purchase under Section 3 at a purchase price as shown above, the fair market value of a share of Stock (as determined in accordance with the Plan) on the date the Option was granted to you. The Option may not be exercised in part at any time for less than 20% of the number of Option Shares originally subject to the Option (as adjusted pursuant to Section 9). To exercise the Option, you must deliver the appropriate OPTION EXERCISE FORM to ISCG along with payment for the full purchase price for the Option Shares which you are exercising.

          3. ENTITLEMENT TO PURCHASE. On the first anniversary of the grant date and on each of the four succeeding anniversaries of that date you shall become entitled to purchase 20% of the Option Shares.

          4. TRANSFERABILITY OF OPTIONS. The Option may not be transferred by you (other than by will or the laws of descent and distribution) and may be exercised during your lifetime only by you.

          5. TERMINATION OF EMPLOYMENT. If you cease to be employed by the Company on a full-time basis for any reason other than because of your death or disability, the Option generally may be exercised only within 30 days after the termination of your employment and, in such event, the Option generally may be exercised only to the same extent that you would have been entitled to exercise the Option on the date of your termination and had not previously done so. If you cease to be employed by the Company on a full-time basis by reason of death or disability, the Option generally may be exercised only within one year after the termination of your employment and only to the same extent that you would have been entitled to exercise the Option on the date of your termination by reason of such disability and had not previously done so.

          6. VOLUNTARY. You hereby acknowledge and agree that participation in this Plan is voluntary, and that you will be solely responsible for all taxes to which you may become subject as a consequence of participation in the Plan, the exercise of an Option or the ownership, sale, transfer, or other disposition of Option Shares acquired pursuant to the exercise of this Option. Moreover, you acknowledge that you have had the opportunity to consult with tax and other advisors concerning your participation in the Plan.

          7. ADJUSTMENTS. If the total number of outstanding shares of Stock of the Company is changed due to a stock split, stock dividend, recapitalization, etc., the Board of Directors is authorized, but not required, to adjust the number of Option Shares or the exercise price for such Option Shares accordingly. If the Company enters into a merger, asset sale or other similar transaction, the Board has the option of substituting the consideration received in the transaction for the Option Shares, accelerating the exercise of the Option, or taking such other action as it deems to be appropriate.

          8. CONTINUATION OF EMPLOYMENT. Neither the Plan nor this Option shall confer upon you any right to continue in the employ of the Company or any subsidiary, or limit in any respect the right of the Company or any affiliated entity to terminate your employment at any time.

          9. PLAN DOCUMENTS. This Letter Agreement is qualified in its entirety by reference to the Plan.

          10. 10% OR MORE SHAREHOLDERS. If you are a shareholder that owns 10% or more of the Company stock, Sections 1 and 2 differ as follows.
Section 1 differs in that your right to purchase Option Shares will terminate on the FIFTH ANNIVERSARY of this date, or on an earlier date as provided in
Section 5 below. Section 2 differs in that your purchase price must be 110% of the fair market value.

          11. SALE OF SHARES. The Company is required to report the gain on your W-2 as compensation if you sell the shares within one year of the date of exercise or within two years of the date of grant of the option, whichever period is later. As a result of this reporting requirement, you agree to notify the Company in writing immediately upon the sale of any stock that you acquire through the exercise of an incentive stock option. You also agree to identify the shares which have been sold and include the date of sale, the number of shares sold, and the price at which the shares were sold.

          Please acknowledge your acceptance of the terms of the Plan by executing the enclosed copy of this Agreement and returning it promptly to Gary Martin at 575 E. Swedesford Road, Wayne, PA 19087. THE COMPANY RESERVES THE RIGHT TO REVOKE THIS AGREEMENT IN THE EVENT YOU FAIL TO EXECUTE AND RETURN THE AGREEMENT IN THE MANNER SPECIFIED WITHIN A MONTH OF RECEIPT.

                              Integrated Systems Consulting Group, Inc.


                              By:________________________________
                                   Melissa A. Clancey

ACCEPTED AND AGREED:


_________________________________
Employee                    Date